SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       to
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                          SPANLINK COMMUNICATIONS, INC.
                            (Name of Subject Company)
                 SPANLINK COMMUNICATIONS, INC. (Subject Company)
                      SPANLINK ACQUISITION CORP. (Offeror)
              Brett A. Shockley   }         (Offerors and affiliates of both
              Loren A. Singer, Jr.}         Spanlink Communications, Inc. and
              Todd A. Parenteau   }         Spanlink Acquisition Corp.)

                            (Names of Filing Persons)


                      Common Shares, No Par Value Per Share
                         (Title of Class of Securities)


                                   846492 10 6
                      (Cusip Number of Class of Securities)


                                 Brett Shockley
                             Chief Executive Officer
                          Spanlink Communications, Inc.
                             7125 Northland Terrace
                              Minneapolis, MN 55428
                            Telephone: (612) 971-2114
                            Facsimile: (612) 971-2314
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)


                                    Copy to:
                                  Robert Ranum
                            Fredrikson & Byron, P.A.
                            1100 International Centre
                             900 Second Avenue South
                              Minneapolis, MN 55402

                           CALCULATION OF FILING FEE*
---------------------------------------------------------------
  TRANSACTION VALUATION                   AMOUNT OF FILING
---------------------------------------------------------------
       $39,370,000                             $7,875
---------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 3,750,000 shares of common stock, no par value (the "Common Shares"), of Spanlink Communications, Inc., at a price of $10.50 per Common Share in cash. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11
         (A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $7,875      Filing Party:  Spanlink Communications, Inc.
Form or Registration No.: Schedule TO  Date Filed:    February 29, 2000;
                                                 Amendment No. 1, March 30, 2000
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third party tender offer subject to Rule 14d-1.
     [X}  going private transaction subject to Rule 13e-3.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by Spanlink Acquisition Corp., a Minnesota corporation ("Purchaser"), on February 29, 2000, as amended by Amendment No. 1 on March 30, 2000, relating to the offer by Purchaser to purchase all of the outstanding common shares, no par value per share (each a "Common Share"), of Spanlink Communications, Inc., a Minnesota corporation (the "Company"), not already owned by the Purchaser at $10.50 per Common Share, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were attached as Exhibit (a) (1) to the Schedule TO filed February 29, 2000. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Schedule TO.

Item 12.  Materials to be Filed as Exhibits.

Item 12 is hereby amended and supplemented as follows:

(a) (5) (iv) Press Release issued by the Purchaser announcing preliminary results on the tender offer.

(c) (3) Report of Dougherty Summit Securities LLC delivered to Board of Spanlink Communications, Inc. in connection with February 23, 1999 valuation analysis.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 5, 2000

                                           SPANLINK ACQUISITION CORP.


                                           By: /s/ Brett A. Shockley
                                               Name:  Brett A. Shockley
                                               Title:  Chief Executive Officer


                                           SPANLINK COMMUNICATIONS, INC.


                                           By: /s/ Brett A. Shockley
                                               Name:  Brett A. Shockley
                                               Title:  Chief Executive Officer



                                               /s/ Brett A. Shockley
                                               Brett A. Shockley



                                               /s/ Loren A. Singer, Jr.
                                               Loren A. Singer, Jr.



                                               /s/ Todd A. Paranteau
                                               Todd A. Parenteau